                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            (Amendment No. _____ )*
                                  -----------

                             THE DWYER GROUP, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.10 par value
        ---------------------------------------------------------------
                        (Title of Class of Securities)

                                  267455 10 3
                 ---------------------------------------------
                                (CUSIP Number)


    Ms. Theresa Dwyer, 1010 N. University Parks Drive, Waco, Texas 76707,
                                (817) 752-2821
        ---------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 4, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 267455 10 3                                           Page 2 of 20
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DWYER INVESTMENTS LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas, United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,060,936
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          3,900,736
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,060,936

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      59.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 267455 10 3                                           Page 3 of 20
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THERESA DWYER
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF;N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,897,362

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          115,582
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,012,944

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 267455 10 3                                           Page 4 of 20
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE DONALD J. DWYER FAMILY TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas, United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            115,582

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      115,582

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 267455 10 3                                           Page 5 of 20
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DONALD J. DWYER JR.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF;N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            15,642

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          142,246
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          26,664
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      157,888

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                    ---------------------
 CUSIP NO. 267455 10 3                                              Page 6 of 20
-----------------------                                    ---------------------

----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DONNA DWYER-VAN ZANDT
----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
----------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    [_]
----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------
                       7  SOLE VOTING POWER
     NUMBER OF            33,706
      SHARES           -----------------------------
    BENEFICIALLY       8  SHARED VOTING POWER
     OWNED BY             -0-
       EACH            -----------------------------
     REPORTING         9  SOLE DISPOSITIVE POWER
      PERSON              26,664
       WITH            -----------------------------
                       10  SHARED DISPOSITIVE POWER
                           -0-
----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   33,706
----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   less than 1%
----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                     ---------------------
CUSIP NO. 267455 10 3                                               Page 7 of 20
-----------------------                                    ---------------------

-----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DEBORAH WRIGHT-HOOD
-----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
-----------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
-----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
-----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
-----------------------------------------------------
                       7  SOLE VOTING POWER
    NUMBER OF             25,374
     SHARES            ------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER
     OWNED BY             13,332
      EACH             ------------------------------
    REPORTING          9  SOLE DISPOSITIVE POWER
     PERSON               18,332
      WITH             ------------------------------
                       10 SHARED DISPOSITIVE POWER
                          13,332
-----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   38,706
-----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

-----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   less than 1%
-----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
-----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 267455 10 3                                               Page 8 of 20
-----------------------                                    ---------------------

----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DINA DWYER-OWENS
----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
----------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    [_]
----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------
                      7  SOLE VOTING POWER
    NUMBER OF            36,206
     SHARES           ------------------------------
  BENEFICIALLY        8  SHARED VOTING POWER
    OWNED BY             -0-
      EACH            ------------------------------
   REPORTING          9  SOLE DISPOSITIVE POWER
     PERSON              29,164
      WITH            ------------------------------
                      10 SHARED DISPOSITIVE POWER
                         -0-
----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   36,206
----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   less than 1%
----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 267455 10 3                                               Page 9 of 20
-----------------------                                    ---------------------

----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DARREN DWYER
----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
----------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    [_]
----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------
                         7  SOLE VOTING POWER
    NUMBER OF               7,042
     SHARES              ---------------------------
  BENEFICIALLY           8  SHARED VOTING POWER
    OWNED BY                -0-
      EACH               ---------------------------
   REPORTING             9  SOLE DISPOSITIVE POWER
    PERSON                  -0-
     WITH                ---------------------------
                         10 SHARED DISPOSITIVE POWER
                            -0-
----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   7,042
----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   less than 1%
----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-----------------------                                    ---------------------
CUSIP NO. 267455 10 3                                              Page 10 of 20
-----------------------                                    ---------------------

----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   DOUGLAS DWYER
----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
----------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------
4  SOURCE OF FUNDS*
   PF; N/A
----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    [_]
----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------
                         7  SOLE VOTING POWER
    NUMBER OF               20,374
     SHARES              ---------------------------
  BENEFICIALLY           8  SHARED VOTING POWER
     OWNED BY               -0-
      EACH               ---------------------------
   REPORTING             9  SOLE DISPOSITIVE POWER
     PERSON                 13,332
      WITH               ---------------------------
                         10 SHARED DISPOSITIVE POWER
                            -0-
----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   20,374
-----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

-----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   less than 1%
----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------                                   ---------------------
CUSIP NO. 267455 10 3                                             Page 11 of 20
-----------------------                                   ---------------------

----------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ROBERT TUNMIRE
----------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                     (b) [_]
----------------------------------------------------
3  SEC USE ONLY

----------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
----------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
----------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
----------------------------------------------------
                        7  SOLE VOTING POWER
    NUMBER OF              103,809
     SHARES             ----------------------------
  BENEFICIALLY          8  SHARED VOTING POWER
    OWNED BY               -0-
     EACH               ----------------------------
   REPORTING            9  SOLE DISPOSITIVE POWER
    PERSON                 96,767
     WITH               ----------------------------
                        10 SHARED DISPOSITIVE POWER
                           -0-
----------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   103,809
----------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]

----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.5%
----------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN
----------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 267455 10 3

Item 1. Security and Issuer.
        -------------------

        This Schedule 13D (this "Filing") relates to the Common Stock, $0.10 par value ("Dwyer Common Stock"), of The Dwyer Group, Inc., a Delaware corporation (the "Company"), which has its principal executive offices located at 1010 N. University Parks Drive, Waco, Texas 76707. The purpose of this Filing is to reflect the beneficial ownership of Dwyer Common Stock by Dwyer Investments, Ltd. (the "Partnership") and its partners.

Item 2. Identity and Background.
        -----------------------

        1. Dwyer Investments, Ltd.
        --------------------------
        (a) Dwyer Investments, Ltd., a Texas limited partnership
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) The Partnership's principal business consists of holding Dwyer Common Stock for investment.
        (d) The Partnership has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) The Partnership has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        2. Theresa Dwyer
        ----------------
        (a) Theresa Dwyer ("Ms. Theresa Dwyer")
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Chairperson of the Board of Directors and a Director of the Company.
        (d) Ms. Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Ms. Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Ms. Dwyer is a citizen of the United States.

        3. The Donald J. Dwyer Family Trust
        -----------------------------------
        (a) The Donald J. Dwyer Family Trust, a trust organized under the laws of the State of Texas (the "Trust").
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) The Trust's only business is managing its interest in the Partnership.
        (d) The Trust has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) The Trust has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Ms. Dwyer is a citizen of the United States.

        4. Donald J. Dwyer Jr.
        ----------------------
        (a) Donald J. Dwyer Jr.
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Director of the Company; Director of International Marketing for the Company.
        (d) Mr. Donald J. Dwyer Jr. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Mr. Donald J. Dwyer Jr. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or

CUSIP NO. 267455 10 3
            is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Mr. Donald J. Dwyer Jr. is a citizen of the United States.

        5. Donna Dwyer-Van Zandt
        ------------------------
        (a) Donna Dwyer-Van Zandt
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Vice President of Kitchen Wizard Company, 1010 N. University Parks Drive, Waco, Texas 76707.
        (d) Ms. Dwyer-Van Zandt has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Ms. Dwyer-Van Zandt has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Ms. Dwyer-Van Zandt  is a citizen of the United States.

        6. Deborah Wright-Hood
        ----------------------
        (a) Deborah Wright-Hood
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Vice President-Administration of the Company
        (d) Ms. Wright-Hood has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Ms. Wright-Hood has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Ms. Wright-Hood  is a citizen of the United States.

        7. Dina Dwyer-Owens
        -------------------
        (a) Dina Dwyer-Owens
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Secretary and Vice President of Operations of the Company and Director of the Company
        (d) Ms. Dwyer-Owens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Ms. Dwyer-Owens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Ms. Dwyer-Owens is a citizen of the United States.

        8. Darren Dwyer
        ---------------
        (a) Darren Dwyer
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) Case Worker at MHMR Center - Heart of Texas Region, Center for Development Services, 3420 W. Waco Dr., Waco, Texas 76710
        (d) Darren Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Darren Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Darren Dwyer is a citizen of the United States.

CUSIP NO. 267455 10 3

        9. Douglas Dwyer
        ----------------
        (a) Douglas Dwyer
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) President of Worldwide Refinishing Systems, Inc., 1010 N. University Parks Drive, Waco, Texas 76707.
        (d) Douglas Dwyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Douglas Dwyer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Douglas Dwyer is a citizen of the United States.

        10. Robert Tunmire
        ------------------
        (a) Robert Tunmire
        (b) 1010 N. University Parks Drive, Waco, Texas 76707
        (c) President and CEO of the Company
        (d) Mr. Tunmire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) Mr. Tunmire has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        (f) Mr. Tunmire is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        On April 10, 1997, the Estate distributed all of the shares of Dwyer Common Stock beneficially owned by the Estate in accordance with the provisions of the Last Will and Testament of Donald J. Dwyer, Sr. and the administration of the Estate under the applicable laws of the State of Texas. Of the 4,192,924 shares of Dwyer Common Stock distributed by the Estate, 4,077,501 shares were distributed to Ms. Dwyer in her individual capacity and the remaining 115,423 shares were distributed to the Trust, of which Ms. Theresa Dwyer and Mr. Donald Dwyer Jr. are Co-Trustees. Following such distributions, the Estate ceased to beneficially own shares of Dwyer Common Stock.

        Effective as of April 10, 1997, Ms. Theresa Dwyer gave or transferred 166,650 shares of Dwyer Common Stock to her children and grandchildren. All gifts to grandchildren were made to their parents (i.e., Ms. Theresa Dwyer's children) as custodians for the grandchildren.

        On September 4, 1997 Ms. Theresa Dwyer contributed 3,899,182 shares of Dwyer Common Stock to the Partnership in exchange for equity interests and the Trust contributed its 115,092 shares of Dwyer Common Stock to the Partnership in exchange for equity interests.

        Other than an initial 250 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June 1993) received as a gift on April 1, 1989, Don Dwyer, Jr. purchased an aggregate of 7,350 additional shares of Dwyer Common Stock between February 21, 1992 and December 24, 1996, for which he paid aggregate consideration of $27,228.50 from his personal funds. In addition, on January 1, 1996, Don Dwyer, Jr. was granted 5,000 option shares under the Company's Incentive Stock Option Plan (the "Plan") which vest 1,000 shares per year beginning January 1, 1997.

        On May 1, 1989, Ms. Theresa Dwyer purchased an aggregate of 800 shares of Dwyer Common Stock (adjusted for the 1-for-2 reverse stock split in June
1993), for which she paid aggregate consideration of $2,000 from her personal funds. In addition, Ms. Theresa Dwyer purchased 500 shares of Dwyer Common Stock for an aggregate consideration of $2,255 on July 7, 1993.

CUSIP NO. 267455 10 3

        Ms. Dina Dwyer-Owens was granted 7,500 option shares under the Plan on April 28, 1989 of which 1,500 shares are currently exercisable and 5,000 option shares under the Plan on January 1, 1996 of which 1,000 shares are currently exercisable.

        Ms. Deborah Wright-Hood was granted 5,000 option shares under the Company's Non-qualified Stock Option Plan on January 1, 1996 of which all are currently exercisable.

        Mr. Tunmire was granted 50,000 option shares under the Plan on April 2, 1989 of which 30,101 option shares remain and are exercisable as of the date of this filing. In addition, Mr. Tunmire was granted 100,000 option shares under the Plan on September 15, 1995 of which 66,666 shares are exercisable as of September 15, 1997.

        The other persons filing this schedule received the shares of Dwyer Common Stock for which they are deemed to have beneficial ownership either by gifts from Ms. Theresa Dwyer directly or to them as custodians for their children (see Item 5(c) hereof) or as a result of their interest in the Partnership or the Trust (see Item 5(a) hereof).

Item 4. Purpose of Transaction.
        ----------------------

        The persons signing this Filing do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) As of December 1, 1997, the Partnership beneficially owns 4,060,936 shares of Dwyer Common Stock, which represents 59.2% of the outstanding Dwyer Common Stock. Of the 4,060,936 shares of Dwyer Common Stock beneficially owned by the Partnership, (a) 90,000 shares may be acquired through currently exercisable options, and (b) 160,200 shares are beneficially owned as a result of a Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and certain stockholders ("Voting Agreement").

        Under the provisions of the Last Will and Testament of Donald J. Dwyer, Sr., Ms. Dwyer and Mr. Donald J. Dwyer, Jr., are the sole Trustees of the Trust and as such Co-Trustees, both Ms. Dwyer and Mr. Dwyer Jr. may be deemed to beneficially own the 115,582 shares of Dwyer Common Stock beneficially owned by the Trust through its interest in the Partnership.

        Theresa Dwyer, Donald J. Dwyer Jr., Donna Dwyer Van-Zandt, Deborah Wright-Hood, Dina Dwyer-Owens, Darren Dwyer and Douglas Dwyer are the general partners of the Partnership.

        The following chart reflects the aggregate number and percentage of Dwyer Common Stock owned by each person listed in Item 2 above:

CUSIP NO. 267455 10 3


                                   Dwyer Common Stock
                                   ------------------

        Name                      Shares     Percentage
        ----                      ------     ----------
        The Partnership           4,060,936          59.2%

        Theresa Dwyer             4,012,944          58.5%

        The Trust                   115,582           1.7%

        Donald J. Dwyer Jr.         157,888           2.3%

        Donna Dwyer Van-Zandt        33,706   less than 1%

        Deborah Wright-Hood          38,706   less than 1%

        Dina Dwyer-Owens             36,206   less than 1%

        Darren Dwyer                  7,042   less than 1%

        Douglas Dwyer                20,374   less than 1%

        Robert Tunmire              103,809           1.5%

        The calculations of percent of outstanding Dwyer Common Stock are based upon 6,775,427 shares of Dwyer Common Stock outstanding on September 30, 1997 as reported in the Company's most recent Quarterly Report on Form 10-Q.

        (b) Under the terms of the Limited Partnership Agreement of the Partnership, so long as the Partnership owns in excess of 20% of all outstanding Dwyer Common Stock, each partner is entitled to vote (and may therefore be deemed to have sole voting power over) his, her or its pro rata percentage of all Dwyer Common Stock owned by the Partnership.

        The Partnership may be deemed to have shared voting power over 4,060,936 shares of Dwyer Common Stock, and shared dispositive power over 3,900,736 shares of Dwyer Common Stock, but has no sole voting or dispositive power.

        Ms. Theresa Dwyer may be deemed to have sole and shared voting power over 3,897,362 and 115,582 shares of Dwyer Common Stock, respectively and sole and shared dispositive power over 3,902,036 and zero shares of Dwyer Common Stock, respectively.

        The Trust may be deemed to have sole voting power over 115,582 shares of Dwyer Common Stock. The Trust does not share voting power or have dispositive power over any such shares.

        Donald Dwyer, Jr. may be deemed to have sole and shared voting power over 15,642 and 142,246 shares of Dwyer Common Stock, respectively and may be deemed to have sole and shared dispositive power over 8,600 and 26,664 shares of Dwyer Common Stock, respectively.

        Donna Dwyer-Van Zandt may be deemed to have sole voting power over 33,706 shares of Dwyer Common Stock and sole dispositive power over 26,664 shares of Dwyer Common Stock.

CUSIP NO. 267455 10 3

        Deborah Wright-Hood may be deemed to have sole and shared voting power over 25,374 and 13,332 shares of Dwyer Common Stock, respectively, and sole and shared dispositive power over 18,332 and 13,332 shares of Dwyer Common Stock, respectively.

        Dina Dwyer-Owens may be deemed to have sole voting power over 36,206 shares of Dwyer Common Stock and sole dispositive power over 29,164 shares of Dwyer Common Stock.

        Darren Dwyer may be deemed to have sole voting power over 7,042 shares of Dwyer Common Stock.

        Douglas Dwyer may be deemed to have sole voting power over 20,374 shares of Dwyer Common Stock and sole dispositive power over 13,332 shares of Dwyer Common Stock.

        Robert Tunmire may be deemed to have sole voting power over 103,809 shares of Dwyer Common Stock and sole dispositive power over 96,767 shares of Dwyer Common Stock.

        (c) As described in Item 4 above, the following are the transactions in Dwyer Common Stock effected by or for the persons named in this Filing within the 60 days prior to the date this Amendment was required to be filed:

        (1) Gifts/Sales to Family by Theresa Dwyer:
        -------------------------------------------

        Effective as of April 10, 1997, Ms. Dwyer made the following gifts and transfers of an aggregate of 166,650 shares of Dwyer Common Stock to her six children, nine grandchildren, and Robert E. Tunmire:


                                                                       Number
        Name                                            Relationship  of Shares  Consideration
        ----                                            ------------  ---------  -------------
        Dwyer Van Zandt as Custodian for                grandchild       6,666    $10,000 gift
        Jacclyn N. Van Zandt                                             6,666    $10,000 sale

        Donna Dwyer Van Zandt as Custodian for          grandchild       6,666    $10,000 gift
        Theresa Smith                                                    6,666    $10,000 sale

        Donna Dwyer Van Zandt                             child          6,666    $10,000 gift

        Deborah Wright Hood as Custodian for            grandchild       6,666    $10,000 gift
        Christopher Wright                                               6,666    $10,000 sale

        Billy Hood and Deborah Wright Hood as           grandchild       6,666    $10,000 gift
        Custodians for Chase Dillon Hood                                 6,666    $10,000 sale

        Deborah Wright Hood                               child          6,666    $10,000 gift

        Dina Dwyer-Owens as Custodian for               grandchild       6,666    $10,000 gift
        Dani-Elle Owens                                                  6,666    $10,000 sale

        Dina Dwyer-Owens as Custodian for               grandchild       6,666    $10,000 gift
        Michael Christian Owens                                          6,666    $10,000 sale

        Dina Dwyer-Owens                                  child          6,666    $10,000 gift

        Donald and Mary Dwyer as Custodians for         grandchild       6,666    $10,000 gift
        Donald Dwyer III                                                 6,666    $10,000 sale

        Donald and Mary Dwyer as Custodians for         grandchild       6,666    $10,000 gift
        Brandon Dwyer                                                    6,666    $10,000 sale

CUSIP NO. 267455 10 3

                                                                              18

        Donald J. Dwyer Jr.                               child          6,666    $10,000 gift

        Darren J. Dwyer                                   child          6,666    $10,000 gift

        Douglas Dwyer as Custodian for                  grandchild       6,666    $10,000 gift
        Ryan Douglas Dwyer                                               6,666    $10,000 sale

        Douglas Dwyer                                     child          6,666    $10,000 gift

        Robert Tunmire                                     n/a           6,666    $10,000 gift
                                                                        -------
                                                           Total:       166,650

        All purchases by grandchildren were made with funds given by Ms. Dwyer to such grandchildren in 1996.

        (2) Transfers into the Partnership:
        -----------------------------------

        As described above, as of September 4, 1997, in exchange for equity interests in the Partnership, Ms Dwyer contributed 3,899,182 shares of Dwyer Common Stock to the Partnership, the Trust contributed 115,092 shares of Dwyer Common Stock to the Partnership, and each of Donald J. Dwyer Jr., Donna Dwyer Van-Zandt, Deborah Wright-Hood, Dina Dwyer-Owens, Darren Dwyer and Douglas Dwyer contributed 6,666 shares of Dwyer Common Stock to the Partnership.

        The above-described transactions were effected by private transfers.

        (d) None.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        Under the terms of the Limited Partnership Agreement of the Partnership, so long as the Partnership owns in excess of 20% of all outstanding Dwyer Common Stock, each partner is entitled to vote (and may therefore be deemed to have sole voting power over) his, her or its pro rate percentage of all Dwyer Common Stock owned by the Partnership.

CUSIP NO. 267455 10 3

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Shareholders Voting, Proxy and Stock Sale Agreement dated April 28, 1989 between Donald J. Dwyer Sr., the Company, and Vernon Lee Russell and wife, Sylvia Russell, incorporated by reference to the Schedule 13D of Donald J. Dwyer dated May 4, 1989, filed May 9, 1989 (SEC File No. 0-15227).

        Stock Option Plan, as amended, and form of Employee Stock Option Agreement, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-FW).

        Incentive Stock Option Agreement between the Company and Dina Dwyer-Owens for 2,500 shares of Dwyer Common Stock, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-
        FW).

        Incentive Stock Option Agreement between the Company and Robert Tunmire for 50,000 shares of Dwyer Common Stock, incorporated by reference to the Company's Form S-18 registration statement (SEC File No. 33-7290-
        FW).

        Agreement of Limited Partnership dated as of August 29, 1997 (filed herewith).

CUSIP NO. 267455 10 3

Signature
---------

        Each of the undersigned hereby appoints Theresa Dwyer as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934 any and all amendments and exhibits to this Schedule 13D and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining hereto or thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 31, 1997                   Dwyer Investments, Ltd.


                                    By:  /s/ THERESA DWYER
                                       -----------------------------------------
                                         Theresa Dwyer, Managing General Partner


December 31, 1997                   The Donald J. Dwyer Family Trust


                                    By:  /s/ THERESA DWYER
                                       -----------------------------------------
                                         Theresa Dwyer, Co-Trustee

                                    By:  /s/ DONALD J. DWYER, JR.
                                       -----------------------------------------
                                         Donald J. Dwyer, Jr., Co-Trustee


December 31, 1997                    /s/ THERESA DWYER
                                    --------------------------------------------
                                    Theresa Dwyer


December 31, 1997                    /s/ DONALD J. DWYER, JR.
                                    --------------------------------------------
                                    Donald J. Dwyer Jr.


December 31, 1997                    /s/ DONNA DWYER VAN-ZANDT
                                    --------------------------------------------
                                    Donna Dwyer Van-Zandt


December 31, 1997                    /s/ DEBORAH WRIGHT-HOOD
                                    --------------------------------------------
                                    Deborah Wright-Hood


December 31, 1997                    /s/ DINA DWYER-OWENS
                                    --------------------------------------------
                                    Dina Dwyer-Owens


December 31, 1997                    /s/ DARREN DWYER
                                    --------------------------------------------
                                    Darren Dwyer


December 31, 1997                    /s/ DOUGLAS DWYER
                                    --------------------------------------------
                                    Douglas Dwyer


December 31, 1997                    /s/ ROBERT TUNMIRE
                                    --------------------------------------------
                                    Robert Tunmire